Exhibit 99.1

Virax Biolabs Group Limited Announces 1-for-25 Share Consolidation

LONDON, June 24, 2026 /PRNewswire/ - Virax Biolabs Group Limited (NASDAQ: VRAX) (“Virax” or the “Company”) today announced that the board of directors of the Company approved a share consolidation of the Company's authorized, issued and outstanding ordinary shares of US$0.001 par value each at a ratio of 1-for-25 effective 26 June 2026 (the "Share Consolidation"). The shareholders approved the Share Consolidation at the adjourned extraordinary general meeting of the shareholders held on Friday, June 12, 2026, at 2.00 p.m. local time at BioCity Glasgow, Bo'Ness Road, Newhouse, Lanarkshire.

At the opening of trading on June 26, 2026, the Company's ordinary shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol "VRAX", but under a new CUSIP number of G9495L133. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) (minimum bid price of at least $1 per share) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation, every twenty-five issued and outstanding ordinary shares of a par value of US$0.001 each will automatically be consolidated into one issued and outstanding ordinary share of a par value of US$0.025 each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder's percentage interest in the Company's issued and outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The Company has filed a fourth Amended and Restated Memorandum and Articles of Association reflecting the Share Consolidation with the Cayman Islands Registrar of Companies.

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is a biotechnology company focused on the detection of immune responses to and diagnosis of viral diseases. The Company is developing T cell-based test technologies intended to support an immunology profiling platform. T cell testing may have applications in post-acute infection syndromes, including Long COVID, and other chronic conditions linked to immune dysregulation.

For more information, please visit www.viraxbiolabs.com

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms.

In evaluating these forward-looking statements, you should consider various factors, including: our ability to keep pace with new technology and changing market needs; potential for clinical trials to deliver statistically and/or clinically significant evidence of efficacy and/or safety, failure of preliminary, interim or top-line data to accurately reflect the complete results of a trial, failure of planned or ongoing preclinical and clinical studies to demonstrate expected results, potential failure to continue to secure FDA and other regulators’ agreement on the regulatory path for ViraxImmune™ or other potential products; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us.

These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the “Risk Factors” section of Virax’s Annual Report on Form 20-F for the year ended March 31, 2025. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions.

Company Contact:

Virax Biolabs Group Limited
Phone: +44 020 7788 7414
Email: info@viraxbiolabs.com

Investor Contact:

Dave Gentry, CEO
RedChip Companies, Inc.
Phone: 1-407-644-4256
Email: VRAX@redchip.com